Exhibit 99.5

Subject: Pfizer to Acquire Array BioPharma

Pfizer and Array BioPharma today announced Pfizer plans to acquire Array. Please see link for the press release: https://arraybiopharma.gcs-web.com/news-releases/news-release-details/pfizer-acquire-array-biopharma

We are incredibly proud that Pfizer has recognized the value Array has brought to patients and our remarkable legacy discovering and advancing molecules with great potential to impact and extend the lives of patients in critical need.